

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 28, 2018

<u>Via E-Mail</u>
Spencer Schwartz
Executive Vice President and Chief Financial Officer
Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577

      Re: Atlas Air Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed February 22, 2018
              File No. 1-16545

Dear Mr. Schwartz:

      We refer you to our comment letter dated August 29, 2018 regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Cecilia Blye

                           Cecilia Blye, Chief
                           Office of Global Security Risk

cc: Anne Nguyen Parker
        Assistant Director